Filed pursuant to Rule 433

Registration No. 333-125271

December 13, 2007

Wachovia Corporation

$1,950,000,000 5.75% Notes due June 15, 2017

Issuer:	Wachovia Corporation
Securities:	5.75% Notes due 2017
Trade Date:	December 13, 2007
Settlement Date:	December 18, 2007
Maturity Date:	June 15, 2017
Total Amount Outstanding:	$1,950,000,000; $250,000,000 of which is initially offered on the date hereof.
Coupon:	5.750%
Yield:	5.980%
Price to Public:	98.352%
The price to the public does not include accrued interest. Interest on the notes accrues from December 15, 2007. Accrued interest from December 15, 2007 to, but not including December 18, 2007, must be paid to the Issuer.
Accrued Interest:	$ 119,791.67
Gross Proceeds to Issuer:	$ 245,999,791.67
Gross Spread:	0.45%
Price to Issuer:	97.902% with respect to the $250,000,000 being offered hereby.
Gross Spread ($):	$ 1,125,000
Net Proceeds to Company:	$ 244,874,791.67
Next Coupon Payment Date	June 15, 2008
Coupon Payment Dates:	June 15 / December 15
Day Count Basis:	30 / 360
CUSIP / ISIN:	929903DT6 / US929903DT69
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$242,500,000
Co-Managers:	Cabrera Capital Markets, LLC	$3,750,000
	Guzman & Company	$3,750,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.